

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2013

Via E-mail
Mr. Charles Bancroft
Chief Financial Officer
Bristol-Myers Squibb Company
345 Park Avenue
New York, N.Y. 10154

Re: Bristol-Myers Squibb Company
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 15, 2013
File No. 001-01136

Dear Mr. Bancroft:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements

Note 3. Alliances and Collaborations
Lead-in Describing Accounting Treatment for Alliances and Collaborations, page 72

1. Please consider a tabular presentation of your disclosures in this lead-in paragraph to ease its understanding. Provide us proposed disclosure to be included in future periodic reports to address the following to enhance your disclosure:
    - For royalties, collaboration, profit sharing and distribution fees included in cost of goods sold:
        - Indicate which party is making the payment; and
        - Describe the timing of recognition in income or expense and clarify for us the reason for such timing.

- For post-approval milestone payments to partners that are deferred and amortized over the useful life of the related products, describe the nature of the asset for which the payment is made. If these payments are not for an asset (i.e. based on sales), tell us the basis in GAAP for your accounting.
- For cost sharing reimbursements that offset the applicable operating expense and for income and expense attributed to a collaboration's non-core activities included in other income/expense, describe the timing of recognition and clarify for us the reason for such timing.
- Explain the basis for deferring and amortizing, over the useful life of related products, upfront, pre-approval based milestones and other licensing payments. Clarify what you mean by "the related products" (e.g. we note that these are pre-approval payments) and explain what differentiates classification between other income/expense and cost of products sold.

2. Please tell us whether your use of the term collaboration is meant to refer to ASC 808 collaborative arrangements. Please help us understand and clarify in your disclosure whether the timing of recognition for some cash flows in a collaboration differ from the timing of recognition for other cash flows within the same collaboration and if so why such differences in timing are appropriate. Similarly, please help us understand and clarify in proposed disclosure whether the income statement classification for some cash flows in a collaboration differ from the income statement classification for other cash flows within the same collaboration and if so why such differences in classification are appropriate.

Osuka, page 73

3. Please provide us proposed disclosure to be included in future periodic reports that clarifies the accounting for amounts to be received as a percentage of annual net sales. In particular, explain why it's appropriate to use 35%, in what period adjustments to reflect actual are recorded and what happens after 2013.

Astrazeneca, page 76 and Pfizer, page 77

4. Please provide us proposed disclosure to be included in future periodic reports that explains what the preliminary proceeds of $3.6 billion are consideration for and whether or not these proceeds are refundable during the collaboration term or upon termination, and if so, the refund terms. Provide us your accounting analysis demonstrating that the deferral of $3.5 billion and your amortization period comply with GAAP. For example, we do not understand the meaning or relevance of the reference to "related long-lived assets assigned in the purchase price allocation." Provide similar disclosure and analysis for amounts received and deferred for Saxagliptin and Dapagliflozin, and for Elquis related to the worldwide co-development and co-commercialization agreement with Pfizer disclosed on page 77.

Note 10. Receivables, page 88

5. Please provide us your accounting analysis demonstrating that netting receivables with deferred income related to alliance partners complies with GAAP.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please contact James Peklenk, Staff Accountant, at (202) 551-3661if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

                                    Sincerely,

                                    /s/ Jim B. Rosenberg

                                    Jim B. Rosenberg
                                    Senior Assistant Chief Accountant